UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K ☒ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR
For Period Ended: December 31, 2021

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q

For the Transition Period Ended: _________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Puxin Limited

Full name of registrant:

Former name if applicable:

5/F, Building 4, Dingjun Building, 75 Suzhou Street, Haidian District

Address of principal executive office (Street and number):

Beijing, People’s Republic of China, 100080

City, state and zip code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Puxin Limited (the “Company”) has experienced a delay in compiling all the information necessary to complete its annual financial statements in connection with the filing of the Form 20-F for the year ended December 31, 2021 (the “2021 Form 20-F”), and therefore, the Company needs additional time to complete the 2021 Form 20-F for the year ended December 31, 2021. The Company is working diligently to explore possible ways to file the 2021 Form 20-F as soon as possible. However, the Company does not expect that it will be in a position to file the 2021 Form 20-F within the 15-day extension period provided in Rule 12b-25(b)(2)(ii) under the Securities Exchange Act of 1934.

PART IV -- OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Yunlong Sha	(+86)	(10)82605578
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On July 24, 2021, the General Office of State Council and the General Office of Central Committee of the Communist Party of China jointly promulgated the Opinions on Further Alleviating the Burden of Homework and After-School Tutoring for Students in Compulsory Education, or the Alleviating Burden Opinion. The Alleviating Burden Opinion sets out a series of operating requirements on after-school tutoring institutions, including, among other things, (i) all the existing after-school tutoring institutions providing tutoring services on academic subjects for students in compulsory education, or Academic AST Institutions, must be registered as non-profit schools; (ii) foreign capital is prohibited from controlling or participating in any Academic AST Institutions through mergers and acquisitions, entrusted operation, joining franchise or variable interest entities; (iii) after-school tutoring institutions may not provide tutoring services on academic subjects during national holidays, weekends and school breaks; and (iv) fees charged for academic subjects tutoring in compulsory education must follow the price guidelines issued by the competent government authorities to prevent any excessive pricing by Academic AST Institutions. The Alleviating Burden Opinion further provides that administration and supervision over academic subjects tutoring institutions for students in grade ten to twelve shall be implemented by reference to the relevant provisions of the Alleviating Burden Opinion. In compliance with the Alleviating Burden Opinion and other applicable PRC regulations, the Company has disposed of the entities providing tutoring services on academic subjects for students in compulsory education and students on grade ten to twelve, and to classify them as discontinued operations. The discontinued operations had a substantial impact on the Company’s results of operations for the year ended December 31, 2021.

Forward-looking Statements

This notification includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, the Company’s business plans and development, which can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

PUXIN LIMITED

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 29, 2022	By:	/s/ Yunlong Sha
		Name:	Yunlong Sha
		Title:	Chief Executive Officer and Chairman